03045287

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME São Paulo Alpargatas SA

*CURRENT ADDRESS Rua Urussui, 300 – Itaim Bibi
São Paulo – SP

**FORMER NAME

PROCESSED
JAN 07 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3692 FISCAL YEAR 12/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DAT: 12/22/03

03 NOV 17 AM 7:21

AR/S
12-31-01

(A free translation of the original report in Portuguese on financial statements prepared in conformity with accounting principles determined by Brazilian corporate legislation)

São Paulo Alpargatas S.A. and Subsidiary Companies

Financial Statements at December 31, 2001 and 2000 and Report of Independent Accountants

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Av. Francisco Matarazzo, 1700
Torre Torino
Caixa Postal 61005
05001-400 São Paulo, SP - Brasil
Telefone (0XX11) 3674-2000

(A free translation of the original opinion in Portuguese expressed on financial statements prepared in conformity with accounting principles determined by Brazilian corporate legislation)

Report of Independent Accountants

February 15, 2002

To the Board of Directors and Stockholders
São Paulo Alpargatas S.A.

1 We have audited the accompanying balance sheets of São Paulo Alpargatas S.A. and the consolidated balance sheets of São Paulo Alpargatas S.A. and subsidiary companies as of December 31, 2001 and 2000 and the related statements of income, of changes in stockholders' equity and of changes in financial position of São Paulo Alpargatas S.A. as well as the consolidated statements of income and of changes in financial position for the years then ended. These financial statements are the responsibility of company management. Our responsibility is to express an opinion on these financial statements.

2 We conducted our audits in accordance with approved Brazilian auditing standards which require that we perform the audits to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audits taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the companies, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements and (c) assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

PRICEWATERHOUSECOOPERS

February 15, 2002
São Paulo Alpargatas S.A.

3 In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of São Paulo Alpargatas S.A. and of São Paulo Alpargatas S.A. and subsidiary companies at December 31, 2001 and 2000 and the results of operations, the changes in stockholders' equity and the changes in financial position of São Paulo Alpargatas S.A., as well as the consolidated results of operations and changes in financial position for the years then ended, in conformity with accounting principles determined by Brazilian corporate legislation.

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Wander Rodrigues Teles
Partner
Contador CRC 1DF005919/S-0 "S" SP 002511

São Paulo Alpargatas S.A. and Subsidiary Companies

Balance Sheet at December 31
In thousands of reais

	Parent company		Consolidated	
Assets	**2001**	**2000**	**2001**	**2000**
Current assets				
Cash and banks	4,278	2,816	6,165	3,109
Financial investments	83,180	101,634	97,134	131,258
Trade accounts receivable	124,866	111,537	169,412	157,592
Advances on exchange Contracts	(2,955)	(1,647)	(11,014)	(20,549)
Allowance for doubtful Accounts	(8,230)	(8,440)	(12,916)	(12,680)
Inventories	60,024	48,709	93,777	86,274
Deferred income tax and social Contribution	6,516	18,952	6,516	18,952
Other receivables	11,976	11,617	19,013	16,746
Prepaid expenses	6,245	2,678	6,429	2,888
	285,900	287,856	374,516	383,590
Long-term receivables				
Fixed assets for sale	15,705	15,560	16,571	16,680
Taxes recoverable	34,428	17,583	35,890	19,566
Compulsory deposits and other assets	3,581	4,060	7,371	9,354
Deferred income tax and social Contribution	48,697	24,981	51,742	27,938
	102,411	62,184	111,574	73,538

(A free translation of the original in Portuguese prepared in conformity with accounting principles determined by Brazilian corporate legislation)

	Parent company		Consolidated	
iabilities and stockholders' equity	2001	2000	2001	2000
urrent liabilities				
Suppliers	12,876	13,342	18,365	20,768
Financings	13,988	22,429	68,011	75,938
Salaries and payroll charges	16,936	24,841	22,677	29,173
Provision for contingencies	21,574	14,589	21,574	14,589
Proposed dividends	7,728	13,080	7,767	13,230
Taxes payable	38,606	23,409	41,291	25,177
Other payables	28,571	15,399	33,698	21,071
	140,279	127,089	213,383	199,946
›ng-term liabilities				
Subsidiary and associated companies	19,837	17,895		
Financings	47,242	44,656	56,444	59,368
Deferred income tax and social contribution		3,190	3,037	4,813
Provision for income tax and social contribution	39,360	21,379	39,360	21,379
Other	6,078	5	6,728	902
	112,517	87,125	105,569	86,462
·ferred income			2	

São Paulo Alpargatas S.A. and Subsidiary Companies

Balance Sheet at December 31

In thousands of reais

	Parent company		Consolidated	
Assets	**2001**	**2000**	**2001**	**2000**
Permanent assets				
Investments				
Subsidiary and associated companies	144,718	141,599		
Other	196	195	196	196
Property, plant and equipment	126,471	117,542	238,699	223,648
Deferred charges	11,200	6,338	11,854	6,820
	282,585	265,674	250,749	230,664
Total assets	670,896	615,714	736,839	687,792

The accompanying notes are an integral part of these financial statements.

	Parent company		Consolidated	
Liabilities and stockholders' equity	**2001**	**2000**	**2001**	**2000**
Stockholders' equity				
Paid-up capital	273,510	273,510	273,510	273,510
Capital reserve	9,450	9,450	10,411	10,669
Treasury shares	(7,082)	(7,082)	(7,209)	(7,082)
Revenue reserves	142,222	125,622	141,173	124,287
	418,100	401,500	417,885	401,384
Total liabilities and stockholders' equity	670,896	615,714	736,839	687,792
Equity value per thousand shares - R$	224.35	215.41		

São Paulo Alpargatas S.A. and Subsidiary Companies

(A free translation of the original in Portuguese prepared in conformity with accounting principles determined by Brazilian corporate legislation)

Statement of Income
Years Ended December 31
In thousands of reais

	Parent company		Consolidated	
	2001	**2000**	**2001**	**2000**
Gross sales				
Sales of products	706,231	669,747	927,283	871,872
Taxes on sales	113,948	107,423	136,282	129,556
Net sales	592,283	562,324	791,001	742,316
Cost of sales	371,067	345,547	516,028	476,630
Gross profit	221,216	216,777	274,973	265,686
Operating (expenses) income				
Selling	(169,651)	(147,615)	(188,495)	(163,229)
General and administrative	(38,816)	(35,212)	(48,378)	(43,370)
Management fees	(2,340)	(1,876)	(2,340)	(1,876)
Financial income	39,255	36,827	40,128	37,584
Financial expenses	(30,164)	(25,643)	(38,002)	(31,027)
Equity in the results of subsidiary and associated companies	3,993	14,597		
Amortization of deferred charges	(5,043)	(4,912)	(5,063)	(4,538)
Other operating income, net	13,830	1,841	6,058	2,094
	(188,936)	(161,993)	(236,092)	(204,362)
Operating profit – carried forward	32,280	54,784	38,881	61,324

São Paulo Alpargatas S.A. and Subsidiary Companies

Statement of Income
Years Ended December 31
In thousands of reais (continued)

	Parent company		Consolidated	
	2001	**2000**	**2001**	**2000**
Operating profit – brought forward	32,280	54,784	38,881	61,324
Non-operating income (expenses), net	855	880	404	839
Profit before taxation	33,135	55,664	39,285	62,163
Income tax and social contribution	(464)	12,008	(7,721)	4,299
Minority interest			1	
Net income for the year	32,671	67,672	31,565	66,462
Net income per thousand shares at The end of the year - R$	17.53	36.31		

The accompanying notes are an integral part of these financial statements.

São Paulo Alpargatas S.A.

(A free translation of the original in Portuguese prepared in conformity with accounting principles determined by Brazilian corporate legislation)

Statement of Changes in Stockholders' Equity
In thousands of reais

		Capital reserve		Revenue reserves			
	Paid-up capital	Special reserve	Treasury shares	Legal	For investments	Retained earnings	Total
At December 31, 1999	273,510	9,450	(6,680)	3,944	70,088		350,312
Purchase of own preferred shares			(402)				(402)
Net income for the year						67,672	67,672
Appropriation of net income							
Reserves							
Legal				3,384		(3,384)	
For future capital increase					48,206	(48,206)	
Interim and proposed dividends						(16,082)	(16,082)
At December 31, 2000	273,510	9,450	(7,082)	7,328	118,294		401,500
Set up of actuarial liability – CVM Deliberation 371						(4,073)	(4,073)
Net income for the year						32,671	32,671
Appropriation of net income							
Reserves							
Legal				1,634		(1,634)	
For future capital increase					14,966	(14,966)	
Interim and proposed dividends						(11,998)	(11,998)
At December 31, 2001	273,510	9,450	(7,082)	8,962	133,260		418,100

The accompanying notes are an integral part of these financial statements.

São Paulo Alpargatas S.A. and Subsidiary Companies

Statement of Changes in Financial Position
Years Ended December 31
In thousands of reais

(A free translation of the original in Portuguese prepared in conformity with accounting principles determined by Brazilian corporate legislation)

	Parent company		Consolidated	
	2001	**2000**	**2001**	**2000**
Financial resources were provided by				
Operations				
Net income for the year	32,671	67,672	31,565	66,462
Fiscal incentive			1,435	1,220
Income (expenses) not affecting working capital				
Depreciation and amortization	20,617	19,137	33,613	30,368
Residual value of permanent asset disposals	594	934	2,101	4,391
Amortization of goodwill/negative goodwill				(382)
Equity in the results of subsidiary and associated companies	(3,993)	(14,597)		
Exchange variation on permanent investment (Note 9)			6,512	
Income tax and social contribution				
Long-term receivables	(9,275)	(24,981)	(9,359)	(27,938)
Long-term liabilities	9,740	20,360	9,740	21,983
Financial charges on income tax and social contribution	5,052	4,209	5,051	4,209
	55,406	72,734	80,658	100,313
Transfer to current assets	234		3,066	
Third parties				
Dividends receivable	873	3,367		
Total funds provided	56,513	76,101	83,724	100,313

Statement of Changes in Financial Position
Years Ended December 31
In thousands of reais (continued)

	Parent company		Consolidated	
	2001	**2000**	**2001**	**2000**
Financial resources were used for				
Long-term receivables				
Deferred income tax and social contribution	14,441		14,445	
Taxes recoverable and other	16,511	1,232	18,528	(239)
Permanent assets				
Property, plant and equipment	25,332	23,225	49,200	36,947
Deferred charges	9,905	6,495	9,905	6,580
Decrease (increase) in long-term liabilities	(6,528)	5,372	2,032	8,393
Interim and proposed dividends	11,998	16,082	11,998	16,082
Purchase of own shares		402	127	402
Total funds used	71,659	52,808	106,235	68,165
Increase (decrease) in working capital	(15,146)	23,293	(22,511)	32,148
Changes in working capital				
Current assets				
At the end of the year	285,900	287,856	374,516	383,590
At the beginning of the year	287,856	248,339	383,590	338,703
	(1,956)	39,517	(9,074)	44,887
Current liabilities				
At the end of the year	140,279	127,089	213,383	199,946
At the beginning of the year	127,089	110,865	199,946	187,207
	13,190	16,224	13,437	12,739
Increase (decrease) in working capital	(15,146)	23,293	(22,511)	32,148

The accompanying notes are an integral part of these financial statements.

1 Operations

The main activities of the company and its direct and indirect subsidiaries are the manufacturing and sale of:

. footwear and component parts;

. clothings, textiles and component parts;

. leather, resin and natural or synthetic rubber articles; and

. sports articles.

2 Significant Accounting Policies

(a) Financial statements

The parent company and consolidated financial statements were prepared and are presented in conformity with accounting principles determined by Brazilian corporate legislation and the regulations of the Brazilian Securities Commission (CVM).

When preparing the financial statements, it is necessary to utilize estimates to record certain assets, liabilities and other transactions. The financial statements and the consolidated financial statements therefore include various estimates regarding the useful lives of property, plant and equipment items, provisions necessary for contingent liabilities, computations of provisions for income tax and other taxes, and therefore the actual results may vary from those estimated.

(b) Determination of results of operations

Results are determined on the accrual basis of accounting.

All amounts in thousands of reais unless otherwise indicated

(c) Current assets and long-term receivables

These are stated at realizable amounts, including accrued income and monetary and exchange variations, when applicable.

The allowance for doubtful accounts is set up in an amount which management considers to be sufficient to cover losses on collection.

Certain sales are financed directly by banks (vendor agreements) and trade accounts receivable at December 31, 2001 include the net balances of these agreements, which amount to R$ 15,016 (2000 - R$ 12,179) parent company and R$ 17,732 (2000 - R$ 15,697) consolidated.

Inventories are stated at the average cost of purchase or production, which is lower than replacement cost or realizable amounts.

Prepaid expenses correspond mainly to TV advertising paid in advance, and amortization is recorded over the terms of contracts, substantially during the fiscal year.

(d) Permanent assets

Permanent assets are stated at cost and take the following matters into consideration:

. Investments in subsidiary and associated companies are recorded on the equity basis.

. Depreciation of property, plant and equipment is on the straight-line basis at the annual rates listed in Note 10, which take into consideration the economic useful lives of the items.

. Amortization of deferred charges is over five-years as from the date benefits start to be generated. Deferred charges in 2001 refer substantially to the reformulation of processes and organizational structures.

(e) Current and long-term liabilities

These are stated at known or estimated amounts, including accrued charges and monetary and exchange variations, when applicable.

3 Consolidated Financial Statements

The consolidated financial statements were prepared in conformity with basic consolidation principles and the legal dispositions applicable in Brazil. Accordingly, intercompany investments, receivables, payables, revenue and expenses, as well as unrealized intercompany profits, have been eliminated.

The consolidated financial statements include the financial statements of the company and of the directly or indirectly controlled subsidiaries listed in Note 9.

The financial statements of foreign subsidiaries are translated into reais using the foreign exchange rates at the respective balance sheet dates.

The difference between the parent company and the consolidated results arises from a tax incentive of R$ 1,008 (2000 - R$ 1,220) pertaining to Amapoly Indústria e Comércio Ltda. and from unrealized profits of R$ 98 (2000 - R$ 10) of jointly-controlled Santista Têxtil S.A. The difference between the net equity of the parent company and that shown in the consolidated financial statements refers basically to unrealized profits of subsidiary Santista Têxtil S.A., amounting to R$ 215 (2000 - R$ 116).

All amounts in thousands of reais unless otherwise indicated

The consolidated financial position and consolidated results of operations of Santista Têxtil S.A., a jointly-controlled subsidiary company are summarized as follows:

	2001	2000
Assets		
Current assets	330,553	353,938
Long-term receivables	34,051	42,811
Permanent assets	429,499	407,249
	794,103	803,998
Liabilities		
Current liabilities	298,426	288,869
Long-term liabilities	49,865	68,929
Stockholders' equity	445,812	446,200
	794,103	803,998
Statement of income		
Gross sales	841,382	757,304
Net sales	722,689	648,074
Gross profit	190,629	169,385
Operating expenses	(163,328)	(103,616)
Non-operating (expenses) income, net	(210)	1,271
Income tax and social contribution	(23,548)	(23,533)
Minority interest	4	
Net income for the year	3,547	43,507

All amounts in thousands of reais unless otherwise indicated

4 Financial Investments

	Parent company		Consolidated	
	2001	2000	2001	2000
Public securities		7,241		7,241
Bank Deposit Certificates (CDBs)	80,532	94,393	94,390	121,058
Remunerated current accounts			96	2,959
Export Notes	2,648		2,648	
	83,180	101,634	97,134	131,258

5 Inventories

	Parent company		Consolidated	
	2001	2000	2001	2000
Finished products	29,791	25,591	39,806	35,472
Work in process	8,533	8,083	15,967	14,598
Raw materials	22,570	15,601	35,164	32,595
Other	1,790	1,616	6,560	6,418
Provision for losses	(2,660)	(2,182)	(3,720)	(2,809)
	60,024	48,709	93,777	86,274

6 Fixed Assets for Sale

Land, buildings and existing improvements which are not utilizable by the company have been put up for sale. They are recorded at cost, which is lower than the estimated realizable amounts.

All amounts in thousands of reais unless otherwise indicated

7 Taxes Recoverable (Long-term)

	Parent company		Consolidated	
	2001	2000	2001	2000
IPI recoverable (*)	15,797	2,739	15,797	2,739
IRRF on financial investments	13,814	10,189	13,814	10,189
1/12 of IRRF and CSLL	3,131	3,131	3,131	3,131
Other	1,686	1,524	3,148	3,507
	34,428	17,583	35,890	19,566

(*) According to Law 9779/99, it is possible to approve of via reimbursement or offset, the Excise Tax (IPI) credits related to inputs used in products that are tax free, exempt or taxable at zero rate on shipment, under the terms of articles 73 and 74 of Law 9430.

Also, Regulatory Instruction 33/99, recognized the right to use any credit, indistinctly, and not only those for which there is express authorization in the IPI Regulamentations (RIPI), except for some specifications.

Within this context, the company realized an ample survey of IPI credits as from January 1999, and the amount of R$ 15,797 was recorded as follows:

- R$ 9,511 (which includes R$ 2,739 related to 2000) with a contra entry to reduce the acquisition cost of raw material.

- R$ 6,286 which was credited to results for the year 2001 under Other operating income.

The company is petitioning the Federal Revenue Service for offset with other federal taxes or claiming for amounts paid in error and estimates that the credits will be realized in up to two years.

All amounts in thousands of reais unless otherwise indicated

8 Compulsory Deposits and Other Assets

	Parent company		Consolidated	
	2001	2000	2001	2000
Deposits for tax appeals	20,903	18,104	21,516	18,617
Provision for tax appeals	(20,556)	(17,903)	(20,556)	(17,903)
Deposits for labor claims	2,379	1,872	3,010	2,773
Other	855	1,987	3,401	5,867
	3,581	4,060	7,371	9,354

Deposits related to processes moved by the company, net of provision for losses, basically comprise judicial actions related to Value-Added Tax on Sales and Services (ICMS), the calculation basis of Social Contribution on Revenues (COFINS), Tax on Financial Operations (IOF) on foreign exchange contracts, education salary and deposits linked to labor disputes.

All amounts in thousands of reais unless otherwise indicated

9 Investments in Subsidiary and Associated Companies

	Amapoly Indústria e Comércio Ltda.	Expasa Anstalt	Fibrasil Agrícola e Comercial Ltda.	Marnay Trading S.A.	Albrás S.A.	Santista Têxtil S.A.	Total
Information at December 31, 2001							
Number of shares or quotas held	207,583	1	25,283	1	12,000	249,440	
Holding - %	100	100	100	100	100	24.94	
Capital	5,578	55,574	26		54,456	362,530	
Net equity	30,008	2,386	327		691	446,674	
Net income (loss) for the year	2,742	(926)	2		37	3,936	
Book value of investment							
2001	30,008	2,386	327		691	111,306	144,718
2000	26,259	2,708	326		885	111,421	141,599
Equity in the results							
2001	3,749	(322)	1		(194)	759	3,993
2000	4,309	21	24	(18)	(431)	10,692	14,597

Marnay Trading S.A. was closed down in December 2000.

Amapoly produces laminated PVC and polyester that are used in the confection of truck covers, backlights, frontlights, banners, tents, etc. and laminated polyethylene used in the confection of covers for agro-industry, home and leisure. Its plant is located in Manaus - AM.

Santista Têxtil main objectives are to operate in the cotton processing, spinning, weaving and fabric finishing areas, sell, import and export these products and their raw materials, as well as the confection of ready made articles and correlated and similar activities.

Santista Têxtil results were impacted by its operations in Argentina, particularly the foreign exchange loss of R$ 6,512.

All amounts in thousands of reais unless otherwise indicated

10 Property, Plant and Equipment

			Parent company		Consolidated		
			2001	2000	2001	2000	
	Cost	Accumulated depreciation				Net	Annual depreciation rates - %
Land	3,264	0	3,264	3,204	14,547	14,537	
Buildings and structures	74,080	42,615	31,465	33,990	67,254	72,522	4
Machinery and equipment	154,915	95,123	59,792	53,019	107,896	105,871	10
Furniture and fixtures	27,076	20,146	6,930	6,253	7,972	7,573	10
Vehicles	5,940	2,531	3,409	805	3,599	1,088	20
Trademarks and patents	19,000	9,501	9,499	11,220	9,499	11,220	10
Constructions in progress	16,876		16,876	13,978	33,272	16,341	
Provision for losses	(4,764)		(4,764)	(4,927)	(5,340)	(5,504)	
	296,387	169,916	126,471	117,542	238,699	223,648	

Constructions in progress refer to new industrial projects and the updating of the information technology systems of the companies.

All amounts in thousands of reais unless otherwise indicated

11 Financings

	Index and average annual rate of interest	Parent company 2001	Parent company 2000	Consolidated 2001	Consolidated 2000
Foreign currency Parent company 2001 - US$ 23,236 thousand (2000 - US$ 27,308 thousand) Consolidated 2001 - US$ 44,304 thousand (2000 - US$ 53,043 thousand)	Exchange variation and interest of 3.3% to 5.1%	53,916	53,398	102,803	103,721
Local currency	Long-term interest rate (TJLP) and interest of 1.0% to 2.0%	7,314	13,687	21,652	31,585
		61,230	67,085	124,455	135,306
Current		(13,988)	(22,429)	(68,011)	(75,938)
Long-term		47,242	44,656	56,444	59,368

The long-term financings fall due as follows:

	Parent company		Consolidated	
Year	**2001**	**2000**	**2001**	**2000**
2002		8,402		21,149
2003	9,826	6,844	14,044	8,396
2004	20,505	16,374	22,529	16,649
2005	8,785	6,518	10,401	6,656
2006	8,126	6,518	8,929	6,518
2007			541	
	47,242	44,656	56,444	59,368

Financings are secured by sureties and properties of the companies.

All amounts in thousands of reais unless otherwise indicated

12 Taxes Payable

	Parent company		Consolidated	
	2001	**2000**	**2001**	**2000**
Additional COFINS (a)	27,910	14,575	27,910	14,900
ICMS	3,887	5,310	4,258	5,757
PIS (b)	2,038	384	2,448	631
COFINS	4,146	2,939	5,945	3,692
Other	625	201	730	197
	38,606	23,409	41,291	25,177

(a) Additional COFINS

. In March 1999 the company obtained a preliminary injunction in an ordinary action which questions the constitutionality of Law 9718/98 and Constitutional Amendment 20.

. This preliminary injunction assures the payment of COFINS and PIS in conformity with legislation in effect until January 1999, that is, not considering the rate increase and the revised calculation basis of these contributions.

. Unpaid amounts are being recorded normally, including interest at the SELIC rate.

(b) PIS

In March 1995, a judicial decision was obtained permitting the offset of differences calculated and overpaid because of the use of the calculation basis considered as incorrect by the company and its legal advisors. These credits were recognized as operating income, as and when they were offset against PIS payments.

All amounts in thousands of reais unless otherwise indicated

In July 1997, the sentence transited in rem judicatum, authorized the company to calculate the PIS amounts under the terms of Complementary Law 7/70.

In June 2001, a court injunction was issued which recognized the right to offset PIS credits against PIS and COFINS amounts due and, up to September 2001, offsets made amounted to R$ 3,847 for PIS and R$ 4,546 for COFINS.

As from October 2001, the company opted to continue the offset of PIS against PIS and COFINS amounts due, up to the limit of the inflationary expurgations (matter not judged yet) and is providing for the amounts due until final judgement of this process.

13 Provision for Contingencies

	Parent company		Consolidated	
	2001	**2000**	**2001**	**2000**
Labor	9,387	10,636	9,387	10,636
Tax	5,699	307	5,699	307
Industrial projects	2,925	1,922	2,925	1,922
Business restructuring	2,423	1,150	2,423	1,150
Other	1,140	574	1,140	574
	21,574	14,589	21,574	14,589

(a) Probable losses

The company has provisions for losses on labor, civil, commercial and other claims, based on risk evaluations made by management, supported by the legal advisors.

All amounts in thousands of reais unless otherwise indicated

(b) **Losses possible and remote**

There are contingencies with variable chances of materializing against the company, which based on analyses of management and the legal advisors have not been recorded because the chances of loss are considered possible but remote. Demands may be classified as follows:

Loss demands	Tax	Labor
Possible	8,908	6,866
Remote	28,175	4,904

14 Other Payables

	Parent company		Consolidated	
	2001	2000	2001	2000
Royalties	12,644	9,414	12,644	9,414
Freight	4,474	1,655	5,377	1,894
Advertising	1,195	1,344	1,195	1,344
Clubs promotion	3,809		3,809	
Other	6,449	2,986	10,673	8,419
	28,571	15,399	33,698	21,071

All amounts in thousands of reais unless otherwise indicated

15 Transactions with Direct and Indirect Subsidiary and Associated Companies

	2001	2000
Balances		
Current assets (trade accounts receivable)	130	116
Current liabilities (suppliers)	78	1,765
Long-term liabilities (current accounts)	19,837	17,895
Revenue and expense accounts		
Sales	777	230
Purchases (substantially in cost of sales)	14,453	23,857

The prices and terms of intercompany transactions are consistent with usual market conditions.

16 Stockholders' Equity

(a) Capital

Paid-up capital at December 31, 2001 and 2000 is represented by 1,950,251,236 book entry shares with no nominal value, of which 920,979,463 are common and 1,029,271,773 preferred.

(b) Treasury Shares

The company holds 86,668,847 (2000 – 86,668,847) preferred shares which have been purchased from 1994 onwards, as authorized by the Administrative Council.

All amounts in thousands of reais unless otherwise indicated

The average price of preferred shares purchased during 2000 was R$ 104.10 per thousand shares, and the minimum and maximum prices were R$ 101.00 and R$ 147.00, respectively. The average market price at December 31, 2000 was R$ 130.00 per thousand shares. The funds used to purchase the shares originated from the capital reserve.

(c) Dividends

Stockholders are assured of an annual dividend of not less than 25% of net income, calculated in accordance with corporate legislation and the by-laws as follows:

	2001
Net income for the year	32,671
Legal reserve transfer	(1,634)
Calculation basis	31,037
Interim dividend (R$ 2.18 per thousand common shares and R$ 2.40 per thousand preferred shares)	4,270
Proposed final dividend (R$ 3.95 per thousand common shares and R$ 4.34 per thousand preferred shares)	7,728
Total dividend, 38.66% of the calculation basis (R$ 6.13 per thousand common shares and R$ 6.74 per thousand preferred shares)	11,998

Management proposes for approval at the Annual General Meeting that the remaining net income for the year should be used for new investments of the company and to strengthen working capital based on its capital expenditures budget, and therefore should be appropriated to the reserve for investments.

17 Financial Instruments

The company participates in transactions which involve financial instruments intended to finance its activities or to invest its available financial resources.

Risk management is effected via operating strategies defined by top corporate management and specific control systems.

The balances of financial investments and financings at December 31, 2001 and 2000 reflect the average rates practiced in the market.

The investment in a listed company is represented exclusively by a 24.94% holding (45% of the voting capital) in Santista Têxtil S.A., a jointly-controlled subsidiary company. The market value of this company was not estimated as there have been no recent trades of the common shares on the stock exchanges or elsewhere.

The book values of financial instruments relating to other assets and liabilities approximate their market values.

There are no unrecorded financial instruments (transactions with derivatives).

All amounts in thousands of reais unless otherwise indicated

18 Income Tax and Social Contribution on Net Income - CSLL

At December 31, 2001, the company recorded income tax and CSLL, as follows:

	Income tax	Social contribution
Net income for the year	32,671	32,671
Additions	75,447	42,499
Exclusions	(49,369)	(28,835)
Calculation basis before offset	58,749	46,335
Offset of tax loss (limited to 30%)	(17,625)	
Negative social contribution basis (limited to 30%)		(13,901)
Calculation basis	41,124	32,434
Income tax - 15%	6,169	
Additional income tax - 10%	4,088	
CSLL - 9%		2,919
Tax incentives	(247)	
Income tax and social contribution for the year, totaling R$ 12,929	10,010	2,919
Deferred income tax and social contribution on temporary differences calculated up to 2001, according to CVM Deliberation 273/98, totaling R$ 12,465	(11,337)	(1,128)
Income tax and CSLL in the result for the year, totaling R$ 464	(1,327)	1,791

All amounts in thousands of reais unless otherwise indicated

Movements	2000	Additions/ transfers	Disposals/ transfers	2001
Deferred income tax and social Contribution				
Current asset (i)				
Tax losses and CSLL negative basis	15,162		(9,799)	5,363
Temporary differences	3,790		(2,637)	1,153
	18,952		(12,436)	6,516
Long term receivables (i)				
Tax losses and CSLL negative basis	17,170	9,799		26,969
Temporary differences	7,811	12,098	(186)	19,723
CVM Deliberation 371/00 (ii)		2,005		2,005
	24,981	23,902	(186)	48,697
Long-term liabilities	(3,190)		3,190	
Provision for income tax and CSLL				
Long-term liabilities (iii)				
Principal	17,170	12,929		30,099
Charges	4,209	5,052		9,261
Total	21,379	17,981		39,360

(i) The company set up income tax and social contribution tax credits on tax losses and negative social contribution bases, complying with the assumptions of CVM Deliberation 273/98 and estimates recovery in up to five years. Tax credits on temporary differences in the calculation of these charges have also been set up, mainly comprising non deductible provisions (additions) and reversals of provisions (exclusions).

(ii) Refers to deferred income tax and social contribution on actuarial liabilities of benefits granted to employees, recorded in stockholders' equity under the terms of CVM Deliberation 371/00 (see Note 19).

All amounts in thousands of reais unless otherwise indicated

(iii) The company obtained a judicial order that permits it to offset the income tax and social contribution due each year with credits arising from tax losses and negative social contribution bases. Notwithstanding, the company maintains in long-term liabilities the additional amount for tax due that is being offset by reason of this injunction. Also, the financial charges are provisioned and charged to financial expenses.

The company periodically adjusts deferred taxes in accordance with the realization perspectives.

19 Benefits to Employees

On December 13, 2000 CVM via Deliberation 371 approved and made obligatory for listed companies, compliance with the Pronouncement on Accounting for Benefits to Employees - NPC26, issued by the Institute of Independent Auditors of Brazil (IBRACON), which determines the recognition of the costs of these benefits at present value by sponsors of private pension and social security plans.

The company sponsors two supplementary retirement benefits, besides granting, through its own retirement plan, life income and medical assistance benefits for a certain group of former employees and their spouses.

In general terms, the assumptions adopted to determine amounts to be provisioned by the company were:

(i) Return on the plan assets: 11.30% p.a.

(ii) Discount rate of projected liability: 11.30% p.a.

(iii) Hypothesis of long-term inflation: 5% p.a.

According to CVM Deliberation 371 and based on an actuarial report, the position at December 31, 2001 is as follows:

(a) Retirement plan - SPASAPREV

This plan was implemented in May 1991 and structured as a defined benefit plan wholly supported by sponsor's contributions. In August 2000, the Super Prev plan was created, structured as a defined contribution plan, to which employees equivalent to 99% of the necessary reserves have already migrated.

For actuarial evaluation purposes, the following defined benefits of both plans were contemplated:

. Retirement Plan (BD).

. Benefits of the New Retirement Plan - CD (minimum benefit and projection of contributions for disability and decease).

. Inactive participants receiving benefits of monthly income for life and with the right to a benefit deferred for retiral – Vesting - with income for life.

The recognized actuarial values are:

	Reais
Present value of actuarial liability	24,896
Fair value of plan assets	(22,873)
Unfunded liability recognized by the company	2,023

The actuarial assumption adopted for the calculation of employees remuneration is of 8.15% per annum, including 5% inflation.

(b) Pension plan - CIF

A retirement plan for a closed group of former employees of the company using a multi sponsored supplementary pension fund, the CCF Pension fund (now HSBC), as the financial vehicle. This plan covers only participants receiving retirement and dependents receiving death benefits.

Statement of actuarial calculations - CCF Plan:

	Reais
Present value of actuarial liability	680
Fair value of plan assets	(1,028)
Funded position	(348)

The assets calculated above were not recognized in the company's financial statements at December 31, 2001 because there is no evidence of reimbursement or abatements of future contributions, as defined in paragraph 49(g) of NPC 26.

(c) Own retirement plan for former employees

The company sponsors an own retirement plan for former employees, in which it grants benefit of income for life to participants, extensive to spouses in case of decease.

Currently it covers six participants, of which five receive a pension and one a pension for decease.

	Reais
Present value of actuarial liability	1,512
Fair value of plan assets	
Unfunded liability recognized by the company	1,512

All amounts in thousands of reais unless otherwise indicated

(d) Medical assistance plan for retired employees

The company also maintains a medical assistance plan for a certain group of former employees and their spouses, according to rules determined by the company.

The recognized actuarial values are:

	Reais
Present value of actuarial liability	2,543
Fair value of plan assets	
Unfunded liability recognized by the company	2,543

The actuarial assumption adopted was for an increase in the costs of medical assistance increased by inflation (HCCTR) of 3.50% p.a. and an age factor of 3.00% p.a.

The company opted to fully recognize the actuarial liability, amounting to R$ 6,078, of the above plans in stockholders' equity at December 31, 2001 (against retained earnings), net of the effects of deferred taxes of R$ 2,005.

20 Insurance

The company and its subsidiaries have insurance coverage in amounts considered to be sufficient to cover possible losses. At December 31, 2001 coverage against operating risks amounted to R$ 130,000, civil liability R$ 3,500, civil liability – bodily injury R$ 1,000, sundry risks (theft) R$ 786,5 and national and international transport risks US$ 5,000.

All amounts in thousands of reais unless otherwise indicated

21 Supplementary Information

Additionally, the consolidated accounting information of São Paulo Alpargatas S.A., excluding the accounting information of jointly-controlled subsidiary Santista Têxtil S.A., but maintaining the equity in results is presented as follows:

	2001	2000
Assets		
Current assets		
Funds available	87,732	106,668
Trade accounts receivable	117,340	103,888
Inventories	62,184	51,005
Others	25,497	36,920
Total – current	292,753	298,481
Long-term receivables	103,061	62,834
Permanent assets	254,928	240,520
	650,742	601,835

All amounts in thousands of reais unless otherwise indicated

	2001	2000
Liabilities		
Current liabilities		
Suppliers	9,853	12,216
Financings	16,250	26,242
Salaries and payroll charges	17,410	21,848
Accounts payable	28,277	18,956
Provision for contingencies	21,574	14,540
Others	46,546	37,303
Total - current	139,910	131,105
Long-term liabilities		
Financings	47,242	44,656
Deferred income tax and social contribution		3,190
Others	6,130	5
Provision for income tax and social contribution	39,360	21,379
Total – long-term liabilities	92,732	69,230
Stockholders' equity	418,100	401,500
	650,742	601,835

All amounts in thousands of reais unless otherwise indicated

	2001	2000
Gross sales	727,584	690,730
Taxes on sales	117,255	110,433
Net sales	610,329	580,297
Cost of sales	383,013	356,957
Gross profit	227,316	223,340
Operating (expenses) income		
Selling	(171,395)	(148,854)
General and administrative	(40,518)	(36,674)
Management fees	(2,340)	(1,876)
Financial income	40,125	37,584
Financial expenses	(13,350)	(15,002)
Equity in the results of subsidiary and associated companies	761	10,716
Amortization of deferred charges	(5,063)	(4,920)
Other operating income, net	15,103	2,662
	(176,677)	(156,364)
Operating profit before exchange variations	50,639	66,976
Exchange variations	(9,556)	(4,801)
Financial charges on taxes	(8,043)	(6,426)
Operating profit	33,040	55,749
Non-operating income (expenses), net	456	521
Profit before taxation	33,496	56,270
Income tax and social contribution	(1,833)	10,182
Tax incentive	1,008	1,220
Net income for the year	32,671	67,672

* * *